BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

RECEIVED
2009 NOV -2 11:2

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

09047245

SUPPL

27 October 2009

Dear Sirs

BBA Aviation plc - Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i):

Copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	26 October 2009	Form SH01	Return of Allotment of Shares
2	1 October 2009	Form AD02	Notification of single alternative inspection location
3	1 October 2009	Form AD03	Change of location of the company records to the single alternative inspection location

Documents filed with the United Kingdom Listing Authority viewing facilities

	Date	Description
4	15 September 2009	Scrip Dividend Scheme Circular and Scrip Dividend Mandate Form

Yours faithfully

Alice Hammond
Assistant Company Secretary

Enclosures

dw 11/2

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

RECEIVED

2009 NOV -2 A 11:25

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

INTERNATIONAL CORPORATE FINANCE

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 5 3 6 8 8

Company name in full: BBA AVIATION PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d2 m1 m0 y2 y0 y0 y9

To Date: d1 d2 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
ORDINARY	GBP	1,052	29 16/21P	£0.57	

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Please see attached continuation page 1				£
				£
				£
				£
		Totals		£

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares

Total aggregate nominal value ❹

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

BBA Aviation plc
Company Number 53688

SH01 - continuation page 1
Return of allotment of shares

Box 4 Statement of Capital (Share capital in pound sterling (£))

Class of Shares	Amount paid up on each share (pence)	Amount unpaid (if any) on each share	Number of shares	Aggregate nominal value
Ordinary shares of 29 16/21p each	281.155		411,399,660	£122,440,375.00
	245		2,974	£885.12
	209		20,667	£6,150.89
	153		436,231	£129,830.65
	213		261,257	£77,755.06
	281.155		7,344	£2,185.71
	275.25		268,526	£79,918.45
	270		56,200	£16,726.19
	69.25		202,127	£60,156.85
	73.15		8,287,019	£2,466,374.70
	57		1,052	£313.10
5% Cumulative Preference Shares of £1 each	100		199,332	£199,332.00
		Totals	**421,142,389**	**£125,480,003.73**

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	
Prescribed particulars ❶	Please see attached continuation page 2
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

BBA Aviation plc
Company Number 53688

SH01 - continuation page 2
Return of allotment of shares

Box 7 Statement of Capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary shares of 29 16/21p each
Prescribed particulars	i. carry no right to fixed income; ii. on a return of capital on a winding-up, or otherwise, will carry the right to repayment of capital; this right is subordinate to the rights of the preference shareholders; iii. carry the right to attend and vote at a meeting of the Company.
Class of share	5% Cumulative Preference Shares of £1 each
Prescribed particulars	i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0% per annum per share payable half yearly in equal amounts on 1 February and 1 August; ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the ordinary shareholders; iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Mrs A Hammond

Company name: BBA Aviation plc

Address: 20 Balderton Street

Post town: London

County/Region:

Postcode: W 1 K 6 T L

Country:

DX:

Telephone: 020 7514 3999

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD02

Notification of single alternative inspection location (SAIL)

Companies House — for the record —

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us the address of an alternative inspection location where company records may be kept for inspection.

✗ **What this form is NOT for**
You cannot use this form to tell us the address of a location outside of the part of the United Kingdom where the company is registered.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	5 3 6 8 8
Company name in full	BBA Aviation plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Address of the single alternative inspection location (SAIL)

This is the address for an alternative location to the company's registered office for the inspection of the company records. ❶

Building name/number	Capita Registrars
Street	Northern House
	Woodsome Park
Post town	Fenay Bridge
County/Region	Huddersfield
Postcode	H D 8 0 G A

❶ **Important**
The SAIL must always be in the part of the United Kingdom in which your company is registered.

You need to notify which company records have moved to the SAIL on form AD03 'Change of location of the company records to the single alternative inspection location (SAIL)'. If you have not previously filed form AD03, please file one.

3 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD02
Notification of single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Mrs A Hammond

Company name: BBA Aviation plc

Address: 20 Balderton Street

Post town: London

County/Region:

Postcode: W1K 6TL

Country:

DX:

Telephone:

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have provided the address of the single alternative inspection location in section 2.
- ☐ The address provided is in the part of the UK where the company is registered.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)

Companies House — for the record —

RECEIVED 2009 NOV -2 A 11:25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us which of the company records are held at the SAIL.

X **What this form is NOT for**
You cannot use this form to tell us which company records are returning to the registered office. To do this, please use form AD04.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	5 3 6 8 8
Company name in full	BBA Aviation plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Company records

The following records are now kept at the single alternative inspection location which is as stated on the last filed form AD02 'Notification of single alternative inspection location (SAIL)'. ❶

Please tick as appropriate:

- [x] Register of members.
- [ ] Register of directors.
- [ ] Directors' service contracts.
- [ ] Directors' indemnities.
- [ ] Register of secretaries.
- [ ] Records of resolutions etc.
- [ ] Contracts relating to purchase of own shares.
- [ ] Documents relating to redemption or purchase of own share out of capital by private company.
- [ ] Register of debenture holders.
- [ ] Report to members of outcome of investigation by public company into interests in its shares.
- [ ] Register of interests in shares disclosed to public company.
- [ ] Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- [ ] Instruments creating charges and register of charges: Scotland.

❶ **Important**
You must file form AD02 'Notification of single alternative inspection location (SAIL)' with this form if you have not filed one previously.

If you have previously filed a form AD03, you do not need to include those records on this form.

A full list of the company records which are held at the SAIL must be included in the company's next Annual Return (AR01).

3 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Mrs A Hammond

Company name: BBA Aviation plc

Address: 20 Balderton Street

Post town: London

County/Region:

Postcode: W1K 6TL

Country:

DX:

Telephone:

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have ticked the relevant boxes in section 2.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Aviation plc, please hand this document and any accompanying mandate form to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

BBA Aviation plc
(incorporated and registered in England under number 53688)

Registered Office:
20 Balderton Street
London
W1K 6TL

Scrip Dividend Scheme

15 September 2009

Dear Shareholder,

At the Annual General Meeting held on 30 April 2009, shareholders authorised the directors to offer shareholders the option to receive the whole or part of their dividend in new fully paid ordinary shares of the Company ("new shares") instead of cash for dividends paid during the period when the Scrip Dividend Scheme is in effect. The benefit to shareholders who elect to take up the scrip dividend is that they can increase their shareholding in the Company without incurring stamp duty and dealing costs. At the same time the Company also derives an advantage through the retention of cash for reinvestment in the business which would otherwise be paid as a dividend.

On 6 August 2009 the directors declared an interim dividend of 2.3p per ordinary share payable on 6 November 2009 to shareholders on the register on 4 September 2009.

Further details of the terms and conditions of the Scrip Dividend Scheme are included in the Appendix. If, after reading the notes in the Appendix, you are in any doubt about what course of action to take, you should consult an independent financial adviser. The attention of shareholders not resident in the United Kingdom is drawn to paragraph 10 of the Appendix.

Your attention is drawn to paragraph 4 of the Appendix which explains the basis for calculating your entitlement to new shares. For the 2009 interim dividend if you elect to take up the scrip offer in full and subject to the satisfaction of the condition referred to in the paragraph below, you will receive approximately one new share for every 67.45 ordinary shares you held as at 4 September 2009.

The completion of allotments of new shares under the Scrip Dividend Scheme is subject to a condition, namely the admission of the new shares to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange. If this condition is not met, no new shares will be issued under the Scrip Dividend Scheme and dividends will be paid in cash to all shareholders. For your protection, the directors may (and absent mitigating circumstances intend to) disregard scrip dividend mandates and pay a cash dividend instead if, in respect of a relevant dividend, the middle market price for ordinary shares of the Company on the final date for election in respect of a relevant dividend has fallen by 15 per cent or more from the calculation price. The calculation price is the average of the middle market quotations of an ordinary share, as derived from the London Stock Exchange Daily Official List for the five consecutive dealing days commencing on the day on which the ordinary shares are first quoted ex-dividend for that dividend.

If all shareholders choose to receive the 2009 interim dividend in cash, the total cash dividend payable by the Company will be approximately £9,681,666.12. The applicable tax credit will be £1,075,740.68.

If all shareholders choose to receive new shares in respect of their entire holding in lieu of cash for the 2009 interim dividend, the Company would issue approximately 6,240,600 new shares, an increase of approximately 1.48 per cent of its existing issued ordinary share capital as at 9 September 2009.

All Mandate Forms and Dividend Election Input Messages must be received by the Company's registrars no later than 5:00 pm on Monday 12 October 2009 to be valid for the 2009 interim dividend. If the Company's Registrars do not receive your valid Mandate Form or Dividend Election Input Message by this date and time, the 2009 interim dividend will be paid in cash in respect of all the ordinary shares registered in your name on 4 September 2009.

You may cancel or amend your mandate at any time by writing to the Company's registrars or by following the appropriate CREST procedure. Please see paragraph 14 of the Appendix for further details.

Yours sincerely,

Michael Harper
Chairman

EXPECTED TIMETABLE OF EVENTS FOR 2009 INTERIM DIVIDEND

Wednesday, 2 September 2009	Ordinary Shares quoted ex-dividend
Friday, 4 September 2009	Record date for 2009 interim dividend
Monday, 12 October 2009, 5:00pm (London time)	Final date for receipt of Mandate Forms and Dividend Election Input Messages
Thursday, 5 November 2009	Dividend warrants and share certificates despatched
Friday, 6 November 2009	Dividend payment date
	Cash dividends to be credited to bank accounts and CREST member accounts credited with new shares
Friday, 6 November 2009	First day of dealing in new shares. The new shares will not be registered under the United States Securities Act of 1933 or under the laws of any state in the US and may not be sold or transferred to anyone in the US unless an exemption from registration is available.

The alternative courses of action are summarised below:



Do you want to receive shares or cash?
Shares
Have you given instructions in the past to receive new shares under the BBA Aviation plc Scrip Dividend Scheme?
Yes
No
If your shares are held in certificated form, please complete, sign and date the Mandate Form enclosed with this circular and return it to the Company's registrars.
If your shares are held in CREST you should complete a Dividend Election Input Message in accordance with the CREST procedures. Please see paragraph 3 of the Appendix for further details. If you do not complete a Dividend Election Input Message in respect of a dividend where a scrip dividend is offered then you will receive the dividend in cash.
Certificated holders
Do you wish to change your instruction?
No
You need take no action
Yes
Please complete, sign and date the scrip dividend mandate form ("Mandate Form") enclosed with this circular and return it to the Company's registrars.
CREST holders
A separate Dividend Election Input Message is required in respect of each dividend. You should complete a Dividend Election Input Message in accordance with the CREST procedures. Please see paragraph 3 of the Appendix for further details. If you do not complete a Dividend Election Input Message in respect of a dividend where a scrip dividend is offered then you will receive the dividend in cash.
Cash
Have you given instructions in the past to receive new shares under the BBA Aviation plc Scrip Dividend Scheme?
Yes
No
You need take no action.
Certificated holders
If you wish to receive your entire dividend in cash you need to cancel your previous instructions and notify Capita Registrars accordingly.
If you wish to receive your dividend in a combination of new shares and cash, insert in Box 2 of the Mandate Form the number of ordinary shares in respect of which you wish to receive new shares (eg if you hold 1,000 shares but wish to receive new shares under the Scrip Dividend Scheme in respect of only 700 of your existing shares, write 700 in Box 2). Complete, sign and date the Mandate Form and return it to the Company's registrars
CREST holders
You need take no action. Your past instruciton only applied in respect of the dividend for which it was given.

Appendix

BBA Aviation plc Scrip Dividend Scheme
Terms and Conditions

1. Introduction

The BBA Aviation plc Scrip Dividend Scheme enables shareholders, if they so wish, to receive new shares instead of cash dividends they would otherwise receive in respect of some or all of their total holding of shares in the Company.

2. Who can join the Scrip Dividend Scheme?

All shareholders resident in the UK can join the Scrip Dividend Scheme. For details regarding shareholders resident outside the UK, please see paragraph 10 below.

3. How do I join the Scrip Dividend Scheme?

If you hold your shares in certificated form you can join the Scrip Dividend Scheme by completing the enclosed Mandate Form and returning it to Capita Registrars, New Issues Dept, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. No acknowledgement will be issued. Your mandate will remain in force for all future dividends during the period the Scrip Dividend Scheme is in effect until cancelled by you in writing. For further details please see paragraph 14 below.

If you hold your shares in uncertificated form in CREST you can only elect to join the Scrip Dividend Scheme by means of the CREST procedures to effect such an election. **Mandate Forms will not be valid for shares held in CREST.** If you are a CREST personal member or other CREST sponsored member, you should consult your CREST sponsor, who will be able to take the appropriate action on your behalf. The CREST procedures require the use of the Dividend Election Input Message in accordance with the CREST Manual. The message should be correctly completed in order for a valid election to be made. The Company and/or Capita Registrars reserves the right to treat as valid an election which is not complete in all respects. A valid election made by means of a Dividend Election Input Message will, to the extent it relates to shares held in uncertificated form at the record date for the relevant dividend, supersede all previous written elections made in respect of holdings in the same member account. By inputting a Dividend Election Input Message as described above, you confirm your election to participate in the Scrip Dividend Scheme in accordance with the details input and with the terms and conditions of the Scrip Dividend Scheme as amended from time to time. There is no facility to amend an election which has been made by Dividend Election Input Message, if you wish to change your election details, you must first delete the existing election and then input a new Dividend Election Input Message with the required new details. **As a CREST holder you will need to submit a Dividend Election Input Message on each future dividend where you wish to receive new ordinary shares where a scrip dividend is offered. If you do not complete a separate Dividend Election Input Message in respect of each dividend where a scrip dividend is offered then you will receive the dividend in cash.**

If part of your shareholding is in uncertificated form and part is in certificated form, you will need to complete, separately, a Dividend Election Input Message in respect of your shares held in uncertificated form and a Mandate Form in respect of your shares held in certificated form.

4. How many new shares will I receive?

Your entitlement to new shares in respect of each future dividend during the period the Scrip Dividend Scheme is in effect will be calculated on the basis of the amount of the cash dividend to which you are entitled (disregarding any tax credit) and a price per ordinary share (the "**calculation price**"). The calculation price will be the average of the middle market quotations of an ordinary share, as derived from the London Stock Exchange Daily Official List for the five consecutive dealing days commencing on the day on which the ordinary shares are first quoted ex-dividend for that future dividend.

The formula used in calculating your entitlement to new shares is as follows:

$$\frac{\text{(Number of ordinary shares held at the dividend record date in respect of which you elected to receive new shares x cash dividend rate)} + \text{cash balance (if any)}}{\text{calculation price}}$$

Fractions of new shares will not be issued. If you elect to receive your dividend in new shares in respect of your entire existing shareholding, any cash balance will be carried forward, without interest, and added to your next dividend for the purposes of calculating your entitlement to new shares in lieu of that dividend pursuant to the Scrip Dividend Scheme. If you elect to receive only part of your dividend as new shares, you will receive the cash balance as a cash dividend.

The following examples of how the entitlement to new shares is calculated are for illustrative purposes only:

The cash dividend is 5 pence per ordinary share, your shareholding is 1,000 ordinary shares, and the calculation price is £0.75.

Example 1: You choose to receive all of your dividend in new shares.

- Total value of dividend: 1,000 x 5p = £50
- Number of new shares: £50 ÷ 0.75 = 66.66, rounded down to 66 shares.
- Value of new shares: 66 x 0.75 = £49.50, leaving a surplus cash balance of £0.50 which would be carried forward to the next dividend payment.

If on any occasion your dividend entitlement, together with any surplus cash brought forward from previous dividends, is insufficient to acquire at least one new share, you will not be issued with any new shares. You will, however, receive a statement explaining that no new shares have been issued to you under the Scrip Dividend Scheme and showing how much surplus cash has been carried forward to the next dividend.

Example 2: You choose to receive your dividend in new shares on only 700 of your existing ordinary shares.

- Total value of dividend: 1,000 x 5p = £50
- Value of dividend in new shares: 700 x 5p = £35
- Number of new shares: £35 ÷ 0.75 = 46.66, rounded down to 46 shares.
- Value of new shares: 46 x 0.75 = £34.50, leaving a surplus cash balance of £0.50 which will be added to your cash dividend.
- Cash dividend = (£50 - £35) + 0.50 = £15.50

If on any occasion the dividend entitlement in respect of the part of your existing holding for which you have elected to receive new shares is insufficient to acquire at least one new share, you will not be issued with any new shares and your entire dividend entitlement will be paid in cash.

For your protection, the directors may (and absent mitigating circumstances intend to) disregard scrip dividend mandates and pay a cash dividend instead if, in respect of a relevant dividend, the middle market price for ordinary shares of the Company on the final date for elections in respect of a relevant dividend has fallen by 15 per cent or more from the calculation price.

5. How will I know how many new shares I have received?

You will receive a statement with your share certificate showing the number of new shares you have received instead of the cash dividend and any cash balance carried forward to the next dividend payment. The statement will also contain details of the calculation price and notional amount of tax that is deemed to have been paid, which you will need for your tax return.

6. What will you do with the cash balance?

When calculating your new share entitlement, it is unlikely that this will give rise to an exact number of new shares. As fractions of new shares cannot be issued, an entitlement to their cash value at the calculation price (the "**cash balance**") will be carried forward, without interest, and added to your next dividend when it will be included in the calculation of your new share entitlement.

If you elect to receive only part of your dividend as new shares, you will receive the cash balance as a cash dividend.

If you withdraw from the Scrip Dividend Scheme or sell or transfer your entire holding of ordinary shares or if the Company terminates the Scrip Dividend Scheme or if you (being the sole shareholder) die, become bankrupt, go into liquidation or suffer from mental incapacity, any cash balance (provided this is above £3) will be paid to you or your estate or trustee entitled as soon as reasonably practicable. Any cash balances that are below £3 will be donated to a registered charity chosen by the Company.

7. When will I receive my shares?

Subject to the new shares being admitted to the Official List of the UK Listing Authority and trading on the London Stock Exchange, dealings in the new shares are expected to begin on the relevant dividend payment date. If you hold your shares in certificated form, share certificates for the new shares will be posted, at your risk, on or about the same day as the dividend cheques are posted to those shareholders who are receiving their dividends in cash. If you hold your shares in uncertificated form your CREST member account will be credited directly with new shares on the dividend payment date. On issue, the new shares will rank equally in all respects with the existing ordinary shares.

In the unlikely event that the new shares are not admitted to listing and trading, the dividend for shareholders who have chosen to receive new shares will be paid in cash as soon as reasonably practicable.

8. Does the Scrip Dividend Scheme apply to shares in joint names?

Yes, but all joint shareholders must sign the Mandate Form.

9. Can I complete a Mandate Form for part of my holding?

Yes. You may choose to receive your dividend partly in new shares and partly in cash. If you choose to receive new shares for only some of your dividend, the rest of that dividend will be paid to you in cash. Please complete on the Mandate Form (or for CREST shareholders, on the Dividend Election Input Message) the number of your existing shares in respect of which you want to receive new shares. If you do not specify on the Mandate Form the number of your existing shares in which you are making an election to receive new shares, or if you make the election in respect of a greater number of shares than your existing holding, your election will be deemed to be in respect of your entire holding.

10. Can overseas shareholders join the Scrip Dividend Scheme?

Shareholders who are resident outside the United Kingdom may only elect to receive new shares if the new shares can lawfully be offered to and accepted by them under the laws of the relevant jurisdiction(s) and in both cases without any further obligation on the part of the Company. It is the responsibility of any shareholder resident outside the United Kingdom wishing to elect to receive new shares to be satisfied as to the full observance of the laws of the relevant jurisdiction(s), including obtaining any government or other consents which may be required and observing any other formalities in such jurisdiction(s).

The Scrip Dividend Scheme is available to certain shareholders who live in the United States ("**US**") subject to the following:

> The Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "**Securities Act**") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulation S under the Securities Act.

Shareholders resident in California, Georgia or Oregon may not receive the new shares pursuant to the Scrip Dividend Scheme except as follows:

> Any entity located in California that chooses to elect to receive new shares in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account); qualified institutional buyer as defined in Rule 144A of the Securities Act; or 501(c)(3) organisation that has total assets of not less than US$5 million, any corporation with a net worth on a consolidated basis of not less than US$14 million, any wholly-owned subsidiary of any of the foregoing federal, state and local governments, government agencies and instrumentalities.
>
> Any entity located in Georgia that chooses to elect to receive new shares in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account); or a real estate investment trust or small business investment corporation (SBIC).
>
> Any entity located in Oregon that chooses to elect to receive new shares in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account); qualified institutional buyer as defined in Rule 144A of the Securities Act; or a mortgage banker, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Housing Administration, the United States Department of Veterans Affairs and the Government National Mortgage Association.

11. What happens if I buy more shares after I have completed a Mandate Form?

Any additional ordinary shares which you buy and which are registered in your name prior to the relevant dividend record date will be covered by the Mandate Form you have completed. If your mandate is in respect of your entire holding, you will receive new shares instead of cash dividends on the whole of your increased holding. If your mandate is in respect of only part of your holding, the mandate will continue to apply in respect of that part only and a cash dividend will apply to any additional ordinary shares you buy.

If you buy additional ordinary shares on or after the date on which shares are first quoted ex-dividend, you will not be entitled to receive that dividend in respect of them.

12. What happens if I sell part of my holding?

If you hold your shares in certificated form your mandate will continue to apply to your remaining holding. If your mandate is in respect of a greater number of shares than your remaining holding, your election will be deemed to be in respect of your entire remaining holding. To cancel or amend your mandate, please see further paragraph 14 below.

If you are a CREST holder you will, in any event, need to submit a new Dividend Election Input Message on each future dividend where you wish to receive new ordinary shares where a scrip dividend is offered. If you do not complete a Dividend Election Input Message in respect of a dividend where a scrip dividend is offered then you will receive the dividend in cash.

13. What happens if I have more than one holding?

If your ordinary shares are registered in more than one holding and you want to receive new shares instead of cash dividends, you should complete a separate Mandate Form for each holding.

If part of your holding is in uncertificated form and part is in certificated form, you will need to complete, separately, a Dividend Election Input Message in respect of your shares held in uncertificated form and a Mandate Form in respect of your shares held in certificated form.

14. Can I cancel or amend my scrip dividend mandate?

Shareholders who hold their shares in certificated form can cancel or amend their mandate at any time by writing to Capita Registrars, New Issues Dept, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

For the cancellation or amendment to be effective for a particular holding it must be received at least 20 working days before the payment date for that dividend. If a cancellation or amendment is received later than 20 working days before the payment date for a particular dividend, the cancellation or amendment will apply to all subsequent dividends.

Your mandate will automatically be cancelled for any ordinary shares which you sell or otherwise transfer to another person, with effect from the registration of the relevant transfer. Mandates will also be cancelled immediately on notice of death, bankruptcy or mental incapacity of a sole shareholder.

Shareholders who hold their shares in CREST can only revoke an election which has been made by the Dividend Election Input Message by utilising the CREST procedure for deletions described in the CREST Manual. Your deletion must be received and, in accordance with CREST procedures, accepted by the Company, prior to the deadline for receipt of cancellations as set out above. It is recommended that you input any deletion message 24 hours in advance of the above deadline to give the Company and Capita Registrars sufficient time to accept the deletion. There is no facility to amend an election which has been made by Dividend Election Input Message, if you wish to change your election details, you must first delete the existing election and then input a new Dividend Election Input Message with the required new details.

Shareholders who hold their shares in CREST will need to submit a new Dividend Election Input Message on each future dividend where they wish to receive new ordinary shares where a scrip dividend is offered. If you do not complete a Dividend Election Input Message in respect of a dividend where a scrip dividend is offered then you will receive the dividend in cash.

15. Can the Company cancel the Scrip Dividend Scheme?

The Scrip Dividend Scheme may be amended, suspended or terminated at the discretion of the directors. In the case of an amendment, current mandates will be deemed to remain valid under the amended terms unless you notify Capita Registrars in writing to the contrary or you revoke your election through CREST.

16. What is the governing law of the Scrip Dividend Scheme?

The Scrip Dividend Scheme (including any election(s) and authorisation(s) given by any shareholder) is governed by and its terms are to be construed in accordance with English law. The courts of England and Wales will have exclusive jurisdiction to decide on any matters relating to the Scrip Dividend Scheme.

17. What do I do if I have any questions?

Please contact the Company's registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA or email shareholder.services@capitaregistrars.com. Telephone: 0871 664 0300 (calls cost 10p per minute from a BT landline plus network charges, other telephone provider's costs may vary and calls from mobiles may be considerably higher). Telephone from outside UK: +44 20 8639 3399.

If you wish to receive dividends in cash in the usual way you need take no action and may disregard this document unless you hold your shares in certificated form and have previously given instructions to join the Scrip Dividend Scheme, in which case you will need to cancel that instruction.

United Kingdom Taxation

The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of HMRC, both of which are subject to change at any time, possibly with retrospective effect. They are not advice. Except in so far as express reference is made to the treatment of non-UK residents, the following statements are intended to apply only to shareholders who are resident (or, in the case of an individual, domiciled and resident or ordinarily resident) in the UK for UK tax purposes, who hold ordinary shares as investments and who are the absolute beneficial owners of ordinary shares. The statements may not apply to certain classes of shareholders, such as dealers in securities or distributions, broker-dealers, insurance companies, collective investment schemes, persons who hold their shares by virtue of an interest in any partnership and persons who have acquired (or are deemed for tax purposes to have acquired) their shares by reason of office or employment.

Shareholders who are in any doubt as to their tax position or who are resident or domiciled in or subject to tax in a jurisdiction other than the UK should consult their own professional advisers immediately.

The implementation of the Scrip Dividend Scheme will not alter the UK tax treatment of cash dividends received by shareholders in the Company.

Income tax

A shareholder who is an individual resident (for tax purposes) in the United Kingdom and who elects to receive new ordinary shares instead of a cash dividend from the Company will be subject to tax on the amount (the "**gross amount**") which is equal to the cash equivalent of those new ordinary shares grossed up by income tax at the dividend ordinary rate (currently 10 per cent). The gross amount will be regarded as the top slice of the individual's income and the individual will be subject to tax on it as dividend income.

The individual will also be treated as having paid tax at the dividend ordinary rate on the gross amount (except to the extent that the individual is not taxable on the gross amount as a result of the availability of a relief or allowance). The tax which the individual will be deemed to have paid will therefore discharge the individual's liability to tax in respect of the gross amount, unless and except to the extent that the gross amount falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross amount at the dividend upper rate (currently 32.5 per cent) less the tax that individual will be treated as having paid at the dividend ordinary rate.

So, for example, an individual receiving new ordinary shares with a cash equivalent of £90 will be treated as having paid tax of £10. If the individual is not liable to income tax at the higher rate, that individual's liability in respect of the scrip dividend will be 10 per cent. of the gross amount of £100, or £10. Consequently, that individual's liability will be discharged in full by the tax of £10 which that individual will be treated as having paid and so that individual will have no further liability to tax in respect of the scrip dividend. If that individual is liable to income tax at the higher rate, that individual's tax liability in respect of the scrip dividend will be 32.5 per cent of the gross amount of £100, or £32.50. After taking into account the tax of £10 which that individual will be treated as having paid, this will leave a net tax charge of £22.50.

The "cash equivalent" of any new shares received in lieu of a cash dividend will be the amount of the cash dividend foregone unless the difference between that amount and the market value of the new shares received in lieu of the cash dividend on the first day of dealing on the London Stock Exchange is equal to or greater than 15 per cent of that market value, in which case the cash equivalent will be that market value.

Shareholders should note that the UK Finance Act 2009 includes legislation which provides for a new rate of income tax (the "additional rate") to apply, with effect from 6 April 2010, to taxable income above £150,000 and for dividends otherwise liable to tax at the additional rate to be taxable at the rate of 42.5%. Consequently, in the case of a shareholder who receives a dividend from the Company after these provisions of the Finance Act 2009 have come into force and who is liable to income tax at the additional rate, the shareholder will be subject to tax on the gross dividend at the new rate of 42.5%, to the extent that the gross dividend falls above the threshold for the additional rate of income tax. After setting off the tax credit comprised in the gross dividend, the shareholder will, accordingly, have to account for income tax equal to 32.5% of the gross dividend (which equates to approximately 36.1% of the dividend received).

A UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to any payment from HMRC in respect of any part of the tax that is deemed to have been paid.

Capital gains tax

A shareholder who is an individual resident (for tax purposes) in the United Kingdom and who elects to receive new shares instead of a cash dividend from the Company will be treated as having acquired those new shares for an amount equal to the cash equivalent.

Corporation tax

To the extent that a company which is resident (for tax purposes) in the United Kingdom elects to receive new shares instead of a cash dividend from the Company, the issue of the new shares should be treated as a bonus issue for which there is no acquisition cost. Consequently, the calculation of any chargeable gain or allowable loss on a future disposal of, or of part of, that company's enlarged holding should fall to be made by reference to the base cost of the original holding only.

Stamp Duty

No stamp duty or stamp duty reserve tax will be payable on the receipt of new shares under the Scrip Dividend Scheme.

United States Taxation

US Internal Revenue Service Circular 230 Notice: To ensure compliance with US Internal Revenue Service Circular 230, shareholders are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this document or any document referred to herein is not intended or written to be used, and cannot be used by shareholders for the purpose of avoiding penalties that may be imposed on them under the US Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) shareholders should seek advice based on their particular circumstances from an independent tax advisor.

For purposes of this section, you are a "US shareholder" if you are a beneficial owner of ordinary shares and if you are a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income taxation, regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

For US federal income tax purposes, if you are a US shareholder who receives new shares pursuant to the Scrip Dividend Scheme, you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of distribution. Your tax basis in any new shares received will be equal to the fair market value of the new shares on the date of distribution and your holding period in such shares will generally begin on the day following the day of distribution. You will also be subject to tax currently on any portion of your dividend payment that is carried forward as a cash balance to the next dividend payment.

US shareholders are strongly advised to consult their own tax advisors regarding the consequences of participating in the Scrip Dividend Scheme in your particular circumstances under US federal income tax law and the laws of any other taxing jurisdiction.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Aviation plc, please hand this mandate form and the accompanying document to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

SCRIP DIVIDEND MANDATE FORM

THIS SCRIP DIVIDEND MANDATE FORM IS NOT TRANSFERABLE.

BBA Aviation

BBA Aviation plc
Registered office:
20 Balderton Street,
London
W1K 6TL
Registered in England
Company number: 53688

Box 1 The number of Ordinary Shares registered in your name(s) at close of business on 4 September 2009	Box 2 Partial election only - See NOTE below

Completed mandate forms should be returned using the enclosed pre-paid envelope or sent to:

Capita Registrars, New Issues Dept.,
The Registry,
34 Beckenham Road,
Beckenham,
Kent, BR3 4TU

If you wish to participate in the BBA Aviation plc Scrip Dividend Scheme, please complete, sign and return this form using the enclosed pre-paid envelope.

To be effective for the dividend to be paid on 6 November 2009, your completed Mandate Form needs to be returned so as to be received not later than 5:00pm on 12 October 2009.

If you hold your shares in CREST you can only elect to join the Scrip Dividend Scheme by means of CREST procedures.

If you hold your shares in certificated form and have given instructions in the past to join the Scrip Dividend Scheme you will continue to participate in the Scrip Dividend Scheme and, unless you wish to change your instructions, need take no further action.

If you wish to receive your dividends in cash you do not need to complete any forms or take any action, unless you hold your shares in certificated form and have previously given instructions to join the Scrip Dividend Scheme, in which case you will need to cancel your previous instructions and notify Capita Registrars accordingly.

The rights under this Mandate Form are non-transferable.

NOTE: If you wish to receive new shares in respect of only part of your shareholding you must enter in Box 2 the exact number of shares of your existing shareholding in respect of which you wish to receive new shares (e.g. if you hold 1,000 shares but wish to receive new shares under the Scrip Dividend Scheme in respect of only 700 of your existing shares, write 700 in Box 2). If the number entered in Box 2 is greater than your full shareholding, your mandate will be deemed to be for the number of shares in your full shareholding. If you leave Box 2 blank, your mandate will apply in respect of your full shareholding.

To the directors of BBA Aviation plc

I/We, the undersigned, being the registered holder(s) of ordinary shares in BBA Aviation plc, confirm that I/we have read and understood the terms and conditions of the Scrip Dividend Scheme and wish to elect to participate in the Scrip Dividend Scheme. I/We declare that I/we am/are not resident outside the UK in any jurisdiction that requires the Company to obtain any governmental or other consents in relation to the allotment to me/us of ordinary shares pursuant to this mandate. I/We undertake to revoke this mandate should this situation change.

By signing this mandate I/we elect to receive an allotment of ordinary shares in respect of any future dividend in respect of which a scrip dividend is offered, in respect of my/our full shareholding (or, if less, the number of elected shares stated in Box 2), on the terms of the relevant scrip dividend offer and the Memorandum and Articles of Association, until this mandate is revoked by me/us.

I/We authorise you to send at my/our risk by first class post a definitive share certificate as appropriate, in respect of new shares allotted to me/us pursuant to this mandate.

Signature of main holder: .... Signature of joint holder(s): ....

Date: ....

Contact telphone number: ....

In the case of joint holders, ALL must sign. In the case of a company, this mandate should be executed under the common seal of the company (or otherwise executed as a deed) or be signed by a duly authorised official whose capacity should be stated. All queries regarding this mandate form should be addressed to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA or email shareholder.services@capitaregistrars.com. Telephone: 0871 664 0300 (calls cost 10p per minute from a BT landline plus network charges, other telephone providers' costs may vary and calls from mobiles may be considerably higher). Telephone from outside UK: +44 20 8639 3399.